

February 12, 2010

Mr. Jeffrey B. Levos
Chief Financial Officer
Global Industries, Ltd.
8000 Global Drive
Carlyss, LA 70665

> **Re:** **Global Industries, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Schedule 14A Filed April 3, 2009**
> **Response Letter Dated January 22, 2010**
> **File No. 0-21086**

Dear Mr. Levos:

We have reviewed your filings and response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Risk Factors

Our internal controls may not be sufficient to achieve all stated goals and objectives; existing deficiencies may not be adequately remediated, page 14

1.   We note your response to our prior comment 1. Please confirm that you will summarize this information in future filings.

Schedule 14A Filed April 3, 2009

Compensation Discussion and Analysis

Short-Term Incentive Compensation – Annual Cash Bonus, page 18

2.   We note your response to our prior comment 3. Please provide us with more specific information as to why you believe that disclosure of earnings per share (EPS), free cash flow or other goals for periods that have elapsed would create a likelihood of competitive harm. Provide a detailed discussion of each particular type of goal that you have omitted or intend to omit. Also, provide a draft of your proposed enhanced disclosure with regard to the degree of difficulty of omitted performance goals. We may have further comments after reviewing your response.

Long-Term Equity Incentive Compensation – Equity Awards

3.   We note your response to our prior comment 4. Please provide us with more specific information as to why you believe that disclosure of EPS or other goals for periods that have elapsed would create a likelihood of competitive harm. Provide a detailed discussion of each particular type of goal that you have omitted or intend to omit. Also, provide a draft of your proposed enhanced disclosure with regard to the degree of difficulty of omitted performance goals. We may have further comments after reviewing your response.

Post-Employment Compensation: Employment and Severance Agreements

Employment and Severance Agreements, page 24

4.   We note your response to our prior comment 5. Amend your filing to provide this disclosure.

Stock Ownership Guidelines, page 26

5.   We note your response to our prior comment 6. Please explain whether you intend to enhance your disclosure on this point in future filings.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        Please contact Norman Gholson at (202) 551-3237 or me at (202) 551-3740 with any questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director